May 5, 2005

Via Facsimile ((817) 878-3672) and U.S. Mail

Patrick H. O`Neill, Esq.
USHEALTH Group, Inc.
3100 Burnett Plaza, Unit 33
801 Cherry Street
Fort Worth, TX  76102

RE: 	USHEALTH Group, Inc.
	Schedule 13E-3
	Filed April 18, 2005
      File No. 005-34630

      Form 10-K for fiscal year ended December 31, 2004
      Filed March 9, 2005
      File No. 0-10873

Dear Mr. O`Neill:

      We have reviewed the above filings and have the following comments.

Schedule 13E-3

1. We note that under the terms of his Employment Agreement, Mr. Cutler is entitled to purchase 10% of USHEALTH`s common stock. If he will maintain this right going forward after the merger, and thus could be an affiliate going forward, consider whether he should be listed as a filer on the Schedule 13E-3. Provide the same analysis as to any other members of management who may individually receive a significant equity stake in the company from the "pool" of 20% of the fully diluted shares of the company reserved for this purpose.

2. Please add Credit Suisse First Boston as a filing person on the
Schedule 13E-3. In this regard, we note that Credit Suisse First Boston has filed beneficial ownership reports reflecting ownership Of 93% of the company. Credit Suisse is also the indirect parent of SSH and CAA. Consider whether other subsidiaries of Credit Suisse, such as those referenced in Item 2 of the Schedule 13D/A filed by Credit Suisse, should also be added as filers.

3. We note that USHEALTH Group, Inc. and Management LLC were also parties to the Exchange Agreement filed as an exhibit to the company`s Form 8-K dated January 6, 2004. It appears that this short form merger was contemplated (at least as a possibility) by the Exchange Agreement. Therefore, please provide your analysis as to why USHEALTH Group, Inc. and Management LLC should not be included as filers on the Schedule 13E-3. Alternatively, add those entities as filers on the Schedule.

4. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which each relied in reaching such a conclusion.
See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the company, and this fact should be reflected in the disclosure. To the extent a filing person is relying on the analysis of another to satisfy its obligations under Rule 13e-3, such filing person must adopt the analysis of the other.

Special Factors

Summary Term Sheet - Page 1

5. The fact that the merger consideration is significantly below the high trading price for the Shares during each of the last five quarters should be disclosed in this section.

Alternatives - Page 5

6. Did the Filing Persons consider selling the company as an alternative way to cash out the interests of unaffiliated shareholders? Why or why not? In this regard, we note the disclosure on page 9 that USHEALTH received a non-binding offer for the company in 2003 after soliciting buyers.

Reasons - Page 5

7. Please explain briefly your reference to Section 404 of the Sarbanes-Oxley Act. That is, briefly describe for the benefit of shareholders, to what this provision generally relates and what efforts compliance would entail on the part of the company.

8. We note the Filing Persons` estimate that the company will enjoy annual savings of $500,000 per year as a result of no longer being a public company. Provide a break down of the expected cost savings, to the extent possible, by quantifying the savings for each type of expense listed, i.e., audit, legal and personnel fees. Also quantify the amount of time management devotes to tasks associated with public reporting.

9. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for at least one year, such as the company`s ability to reduce information available to its competitors, the cost savings from not having to comply with our filing requirements, and the lack of a liquid market for your securities, revise to indicate why the Filing Persons are undertaking the going private transaction at this time as opposed to other times in the company`s operating history. Refer to Item 1013(c) of Regulation M-A.

10. See the last comment. We note that the Exchange Agreement entered into by the company, SSH and Management LLC provides that any short form merger by which unaffiliated share holders would be cashed out could not be effected at a price below $.40 per share before January 1, 2005. Discuss how this factored into the timing of this merger.

Effects - Page 6

11. Please revise to ensure that you include a reasonably thorough discussion of the detriments of the merger in accordance with Instruction 2 to Item 1013 of Regulation M-A. For example, one of the adverse effects of the merger will be that unaffiliated security holders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons and that security holders will not have the right as a result of the merger to liquidate their shares at a time and for a price of their choosing. Also revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange
Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

Certain U.S. Federal Income Tax Considerations - Page 7

12. Delete the reference to this discussion being for "general information only." Security holders are entitled to rely upon the discussion.

Fairness of the Merger - Page 8

13. With respect to the financial analysis, include a summary of the results achieved in each analysis, including calculations performed, multiples used and any assumptions made, and a tabular description of how those results (i) compare with the per share consideration offered to unaffiliated security holders, and (ii) support the ultimate fairness of the merger. For example, (i) list the comparable companies used in your analyses and disclose the financial information used from each of those companies; (ii) disclose the amount of the adjustment made to the USHEALTH`s historical earnings and how that amount was determined; (iii) disclose the historical financial results and 2005 estimated EBITDA used for USHEALTH; (iv) explain why you gave effect to the exercise of options in your earnings analysis despite those options being out of the money and disclose the range of equity values assuming the options had not been exercised; and (v) show in your net book value analysis how you adjusted the book value per share as of December 31, 2004 from $0.69 to $0.21. Also, consider providing a more recent calculation of net book value.

14. Your discussion of the range of per share values for the company based on the analysis performed by the Filing Persons was calculated based on giving effect to Shares issuable upon exercise of outstanding Options. However, your disclosure in this filing indicates that all outstanding Options are "underwater" and will be cancelled without consideration in the merger. Disclose how (if at all) discounting the Shares underlying Options would affect the relevant per share values presented.

15. As to the factors listed in the second bullet point on page 8 and considered by the Filing Persons in determining that the offer is fair, please explain how their consideration of those factors weighed in favor of the merger. For example, what specific facts about the company`s future growth prospects make this merger fair?

16. Please disclose what consideration (if any) the Filing Persons gave to the going concern value of the company in evaluating the fairness of the merger. See Instruction 2(iv) to Item 1014 of Regulation M-A. If going concern value was not considered, or was not deemed relevant in the context of this transaction, explain why. Also, if the going concern value was higher than the merger consideration, please disclose.

17. See the last comment above. Provide the same expanded disclosure as to liquidation value (except that you have already stated in the filing that it was not considered important by the Filing Persons). Since an intent to liquidate is not dispositive of the relevance of this valuation methodology, disclose and discuss if it would have resulted in a higher per share value.

18. Please provide more details about who determined the price per share to be paid for the shares held by your unaffiliated security holders and how that determination was made.

19. Discuss how the Filing Persons considered the "Floor Price" of $.40 per share established in the Exchange Agreement for any affiliated transaction occurring before January 1, 2005 in assessing the fairness of the merger.

20. Please disclose your basis for stating that trading activity
In shares of USHEALTH prior to the public announcement of the merger was "speculative" and did not reflect any measure of the fair or intrinsic value of those securities. Also, disclose those recent trading price(s) and describe specifically the relevant period.

21. See the last comment above. You discount historical trading prices because the company`s financial condition has continued to worsen. You also discount trading prices immediately prior to the announcement of the merger. What about recent trading prices before that time but not so long ago as to make them irrelevant? For example, the table on page 11 indicates that the company`s shares have traded above the merger price during each of the last five quarters, and in all but one quarter, significantly so. The
Filing Persons` discussion of fairness must address specifically how this fact was considered in assessing the fairness of the merger.

Item 3. Identity and Background of Filing Persons - Page 12

22. Please provide the information required by this Item with respect to the controlling person of each filing person. We note that the required disclosure with respect to the controlling person of SSH is not disclosed. We also note that you must include the information required by Items 5, 6, 10 and 11 with respect to each director, executive officer and control person of the filing persons and each executive officer and director of any corporation or entity ultimately in control of any of the filing persons. See General Instruction C to Schedule 13E-3.

Item 13. Financial Statements - Page 21

23. Please delete the references to the SEC`s regional offices, since our regional offices no longer provide public reference services.

Item 14.  Persons/Assets Retained - Page 23

24. Provide the disclosure required by Item 1009(b) of Regulation
M-A with respect to employees used by the filing persons in connection with the transaction.

Item 16.  Exhibits - Page 23

25. Please file the Exchange Agreement and the Employment
Agreement as exhibits, each disclosed in response to Item 1005(e) of Regulation M-A under Item 5 of this Schedule.

Schedule I

26. We note that Edward Flynn is listed as the Vice President and Deputy Director of Taxes for SSH in the Schedule 13-D/A filed on April 19, 2005. Please include Mr. Flynn in this Schedule or tell us why he is not so included.

Form 10-K for the fiscal year ended December 31, 2004

Item 7.  Management`s Discussion and analysis of financial
Condition and results of operations

Critical Accounting Policies

Investments

27. It appears you had unrealized losses as of December 31, 2004 and 2003 that may be material when compared to your results of operations. As such, please revise your management`s discussion and analysis to provide the following disclosures:

a. Disclose the carrying value of non-traded securities and describe the methodology used to estimate their fair value, including material assumptions made and factors considered.

b. Identify the amount of unrecognized impairment loss (i.e. unrealized loss) at December 31, 2004 by investment category and describe the key assumptions made and factors considered in reaching the conclusion that the decline below cost is not other-than-temporary.

c. Disclose the following as it relates to the securities with an unrealized loss:

i. Describe the risks and uncertainties inherent in the assessment methodology, including the impact on future earnings and financial position should management later conclude that the decline is other-than-temporary;

ii. Consider providing a separate table that separately discloses at a minimum a) investment grade fixed maturity securities, b) non-investment grade fixed maturity securities and c) equity securities. For each class of securities, depict the length of time the securities have continuously been in an unrealized loss position showing the carrying value and the dollar amount of the unrealized losses using separate aging categories (e.g. less than six months, six months to 12 months, over 12 months to 24 months, over 24 months to 36 month etc...). If meaningful in your circumstances, consider providing further categorization for each of the preceding aging categories depicting how much "under water" the unrealized loss is by showing separate categories of unrealized losses as a percentage of carrying value (e.g. less than 20%, 20% to 50%, greater than 50%), while still showing the dollar amount of carrying value and unrealized loss for each further category;

iii. Disclose any concentrations in the types of securities or industries that exist;

iv. Disclose the percentage of the fair value of securities and unrealized loss that are non-investment grade and securities that are not rated;

v. For fixed maturity securities, disclose in tabular or narrative form the maturity dates;

vi. Identify the type, carrying value and unrealized loss of individual material underwater securities;

vii. For any securities that you sold during the year at a loss, disclose:

(1) The amount of the loss recorded and the fair value at the sales date,

(2) Facts and circumstances giving rise to the loss and the sale,

(3) The period of time that the security had been continuously in an unrealized loss position; and

(4) Why that sale does not contradict your assertion regarding your ability and intent to hold securities with unrealized losses until they mature or recover in value, if and as applicable.

Contractual Obligations

28. We note that the company did not include its policy liabilities and accruals in the contractual obligation table; it would appear that these liabilities represent future legal obligations of the company. Due to the significant nature of these liabilities to the company`s business we believe their inclusion in the contractual obligation table will provide investors increased disclosure of liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise the contractual obligation table to include policy liabilities and accruals. In addition please consider including a discussion to address the impact of these factors on the company`s liquidity.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 12 - Special Executive Compensation and Severance

29. Please tell us why the $2 million liability was recorded related to Mr. Cutler`s employment agreement. In so doing, please cite the specific accounting literature (by pronouncement and paragraph) and the specific terms of the agreement that support the recognition of the liability. Based on your disclosures about the agreement in Item 11, the $2 million would appear to represent a one-time liquidation sharing amount, in the event of the consummation of either (a) a Qualifying Liquidation Event or (b) any pay down of the CSFB debt. However, we did not note the occurrence of any of these events. In addition, based on the disclosures in Note 5, the CSFB debt does not appear to mature until March 2010. As such, it is unclear why the liability was established in 2004.

      Please amend your Schedule 13E-3 in response to these
comments. You may wish to provide us with marked copies of the amendment
to expedite our review.   Please furnish a cover letter with your
amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      Please contact the undersigned at (202) 551-3619 or, in his absence, Christina Chalk, Special Counsel, at (202) 551-3263 with any questions regarding the Schedule 13E-3. You may contact Ibolya Ignat, Staff Accountant at 202-824-5528 (202-551-3656 after May
12, 2005) or Oscar M. Young, Senior Accountant at 202-942-2902 (202-551-3622 after May 13, 2005) with any questions regarding the Form 10-K.

							Sincerely,



							Daniel F. Duchovny
							Attorney-Advisor
							Office of Mergers and
       Acquisitions